U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

August 10, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted today, August 10, 2009, by the Trust on behalf of its series, the Smead Value Fund (the “Fund”) is a Preliminary Proxy Statement on Schedule 14A (SEC Accession No. 0000894189-09-002405).  The purpose of the proxy statement is the proposal to the Fund’s shareholders for the approval of a Rule 12b-1 Distribution Plan and related 12b-1 fee for the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5384.

Very truly yours,

/s/ Rachel A. Spearo

Rachel A. Spearo
For U.S. Bancorp Fund Services, LLC

Enclosures